                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (RULE 13d-101)


                        UNDER THE SECURITIES ACT OF 1934
                              (AMENDMENT NO. 1)(1)


                            TMBR/SHARP DRILLING, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)


                                   872 57P101
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                                 (CUSIP Number)

                                CLOYCE A. TALBOTT
                             CHIEF EXECUTIVE OFFICER
                           PATTERSON-UTI ENERGY, INC.
                               4510 LAMESA HIGHWAY
                               SNYDER, TEXAS 79549
                                 (915) 574-6300

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 29, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 872 57P101                  13 D                     Page 2 of 5 Pages

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          1     NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PATTERSON-UTI ENERGY, INC.
                75-2504748
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          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                         (b) [X]
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          3     SEC USE ONLY

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          4     SOURCE OF FUNDS

                WC*
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          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)

                N/A                                                          [ ]
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          6     CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
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          NUMBER OF             7     SOLE VOTING POWER
           SHARES
        BENEFICIALLY                  1,058,673**
           OWNED                ------------------------------------------------
          BY EACH               8     SHARED VOTING POWER
         REPORTING
           PERSON                     -0-
            WITH                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      1,058,673**
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-**
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         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,058,673**

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         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                                             [X]
                N/A
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         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.5%**
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         14     TYPE OF REPORTING PERSON

                CO
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* See Item 3 herein.
**See Item 5 herein.

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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

         This Amendment No. 1 to Statement on Schedule 13D amends the Schedule 13D filed by Patterson-UTI Energy, Inc., a Delaware corporation (the "Reporting Person") on June 21, 2002 (the "Initial Schedule 13D"). All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in the Initial Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

         No change since the Initial Schedule 13D ("No Change").

ITEM 2. IDENTITY AND BACKGROUND.

         No Change, except that principal business of Curtis W. Huff, a director of the Reporting Person, is investments and his principal business address is 4925 Linden, Bellaire, Texas 77401.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No Change, except the following:

         On October 26, 2002 and in accordance with the Purchase Agreement, the Sellers requested that the Reporting Person purchase the Option Securities. On October 29, 2002, the Reporting Person purchased the Option Securities for an aggregate purchase price of $3,237,000.

         J. Mark Roper ("Roper") and the Reporting Person entered into a Stock Purchase Agreement dated as of October 28, 2002 (the "October 2002 Purchase Agreement"). Pursuant to the terms of the October 2002 Stock Purchase Agreement, on October 29, 2002 the Reporting Person purchased 101,076 shares of Common Stock from Roper (the "Roper Shares") for an aggregate cash purchase price of $1,677,861.60.

         The Reporting Person funded from its working capital the purchase of the Option Securities under the Purchase Agreement and the Roper Shares under the October 2002 Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         No Change.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety:

         The Reporting Person beneficially owns 1,058,673 shares of the Common Stock, which represents approximately 19.5% of the Issuer's outstanding shares of Common Stock at the close of business on October 28, 2002, based on information provided by the Issuer to the Reporting Person on October 29, 2002.

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         The Reporting Person has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 1,058,673 shares of Common Stock beneficially owned by the Reporting Person.

         Except as described in this Statement on Schedule 13D, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person or, to its knowledge, by any executive officer, director or affiliated person of the Reporting Person, or by any subsidiary of the Reporting Person, or by any executive officer, director or affiliated person of any such subsidiary. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         No Change, except the following:

         The irrevocable proxy delivered by Roper to the Reporting Person appointing certain officers of the Reporting Person as Roper's proxy, with power of substitution, to vote, until December 16, 2002, the Roper Shares has been terminated by the sale of the Roper Shares to the Reporting Person.

         The irrevocable proxy delivered by the Estate of Joe G. Roper to the Reporting Person appointing certain officers of the Reporting Person as the Estate's proxy, with power of substitution, to vote until December 16, 2002, the Option Securities, has been terminated by the sale of the Option Securities to the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits to this Statement on Schedule 13D are filed herewith, except as indicated below:

         (1) Stock Purchase Agreement, dated as of June 11, 2002, between Patterson-UTI Energy, Inc. and Roper Family Properties, Ltd., the Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper Davis and Jeanie Elisabeth Cornelius (incorporated by reference to Exhibit 1 to the Initial Schedule 13D).

         (2) Stock Purchase Agreement, dated as of October 28, 2002, between Patterson-UTI Energy, Inc. and J. Mark Roper.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2002


                                            PATTERSON-UTI ENERGY, INC.


                                                 /s/ Jonathan D. Nelson
                                            ------------------------------------
                                                     Jonathan D. Nelson
                                                   Vice President-Finance



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                                 EXHIBIT INDEX


EXHIBIT  (1)      Stock Purchase Agreement, dated as of June 11, 2002, between
                  Patterson-UTI Energy, Inc. and Roper Family Properties, Ltd.,
                  the Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen
                  Roper Davis and Jeanie Elisabeth Cornelius (incorporated by reference to Exhibit 1 to the Initial Schedule 13D).

EXHIBIT  (2)      Stock Purchase Agreement, dated as of October 28, 2002,
                  between Patterson-UTI Energy, Inc. and J. Mark Roper.